                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 2)


                             CYBERIAN OUTPOST, INC.
  -----------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    231914102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                KATHRYN J. KOLDER
                             FRY'S ELECTRONICS, INC.
                              600 EAST BROKAW ROAD
                           SAN JOSE, CALIFORNIA 95112
                                  408-487-4500

                             RICHARD CAPELOUTO, ESQ.
                              DANIEL CLIVNER, ESQ.
                           SIMPSON THACHER & BARTLETT
                              3330 HILLVIEW AVENUE
                           PALO ALTO, CALIFORNIA 94304
                                  650-251-5000
  -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 August 9, 2001
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  231914102                                         PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fry's Electronics, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------

NUMBER OF               7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     3,465,000
OWNED                   -------------------------------------------------------
BY                      8        SHARED VOTING POWER
EACH
REPORTING                        None
PERSON                  -------------------------------------------------------
WITH                    9        SOLE DISPOSITIVE POWER

                                 3,465,000
                        -------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,465,000 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.933%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  231914102                                         PAGE 3 OF 5 PAGES
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The TAW, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------


NUMBER OF            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                  3,465,000
OWNED                -----------------------------------------------------------
BY                   8        SHARED VOTING POWER
EACH
REPORTING                     None
PERSON               -----------------------------------------------------------
WITH                 9        SOLE DISPOSITIVE POWER

                              3,465,000
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,465,000 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.933%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

     The Schedule 13D filed by Fry's Electronics, Inc. ("Fry's") and The TAW, L.P. ("TAW") on May 18, 2001, as amended by the Schedule 13D/A filed by Fry's and TAW on July 9, 2001 (as so amended, the "Initial Schedule 13D"), with respect to the shares of the common stock, par value $.01 per share (the "Common Stock") of Cyberian Outpost, Inc. (the "Company") held by Fry's and TAW, is hereby amended and supplemented. Except as amended and supplemented hereby, the Initial Schedule 13D remains in full force and effect. Fry's and TAW are collectively referred to herein as the "Reporting Persons."

ITEM 4 - PURPOSE OF TRANSACTION

     On August 9, 2001, Kathryn J. Kolder, Executive Vice President of Fry's, sent a letter (the "Letter") to Darryl Peck, Chairman and Chief Executive Officer of the Company. In the Letter, Ms. Kolder indicated that Fry's has decided not to pursue its proposed acquisition of the Company at the current time.

     The foregoing description of the contents of the Letter is qualified in its entirety by reference to the Letter, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

     Fry's will continue to evaluate the business and operations of the Company. Depending on future developments, the plans of the Reporting Persons may change, and the Reporting Persons will take such actions as they deem appropriate under the circumstances. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, including pursuant to the transactions contemplated by the Merger Agreement dated as of May 29, 2001 by and between PC Connection, Inc. and the Company or (iii) make a new proposal to acquire the Company.

     Other than as set forth above, none of Fry's, TAW, Purchaser or any of the other persons listed in Item 2 of the Initial Schedule 13D has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS


   -----------------------------------------------------------------------------------------
   Exhibit No.       Title
   -----------------------------------------------------------------------------------------
      99.1           Letter, dated August 9, 2001, from Kathryn J. Kolder, Executive Vice
                     President of Fry's Electronics, Inc. to Darryl Peck, Chairman and Chief
                     Executive Officer of Cyberian Outpost, Inc.
   -----------------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 10, 2001

                                 FRY'S ELECTRONICS, INC.


                                 By: /s/ Kathryn J. Kolder
                                          -----------------------------------
                                          Name:    Kathryn J. Kolder
                                          Title:   Executive Vice President


                                 THE TAW, L.P.


                                 By:  R.D.J., LLC, as General Partner


                                      By: /s/ John C. Fry
                                      ---------------------------------------
                                      Name:      John C. Fry
                                      Title:     Member